EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS

(Dollars in Millions)
(Unaudited)

Nine Months Ended September 30, 2010
Earnings:
Income before income taxes	$2,541

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	47
Portion of rents representative of interest factor	53
Less:
Gain on equity investments	(4)
Income as adjusted	$2,637
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	47
Portion of rents representative of interest factor	53
Capitalized interest	4
Total fixed charges	$104
Preferred Dividends:
Dividends on Preference Stock	$29
Ratio of earnings to fixed charges	25.4
Ratio of earnings to fixed charges and preferred dividends	19.8